SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
February 10, 2009
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

This Report on Form 6-K contains a press release of Infineon Technologies AG dated February 6, 2009, announcing the Company’s results for the first quarter of the 2009 fiscal year.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: February 10, 2009	By:	/s/ Peter Bauer
Peter Bauer
Member of the Management Board and Chief Executive Officer

	By:	/s/ Dr. Marco Schröter
Dr. Marco Schröter
Member of the Management Board and Chief Financial Officer

N e w s R e l e a s e / P r e s s e i n f o r m a t i o n
KEY FIGURES FOR THE FIRST QUARTER OF THE 2009 FISCAL YEAR
•	For the first quarter of the 2009 fiscal year, Infineon reported revenues of Euro 830 million, down from Euro 1,153 million in the prior quarter, due to overall weakness in demand as a result of the global economic slow-down, as well as inventory corrections throughout the electronics supply chain.

•	Infineon’s combined Segment Result* was negative Euro 102 million in the first quarter, compared to positive Euro 59 million in the fourth quarter of the 2008 fiscal year. For the first quarter, net loss from continuing operations was Euro 116 million, or Euro 0.16 per share (basic and diluted).

•	On January 23, 2009, Qimonda AG and its wholly owned subsidiary Qimonda Dresden oHG filed an application at the Munich Local Court to open insolvency proceedings. As a result, Infineon increased its provisions and allowances by Euro 195 million in the first quarter. This amount covers those potential liabilities which management believes are likely to occur and can be estimated with reasonable accuracy.

•	Loss from discontinued operations, net of tax, was Euro 288 million for the first quarter. This loss consisted of Euro 93 million of currency translation effects primarily related to Qimonda’s sale of its interest in Inotera to Micron and of Euro 195 million for the provisions and allowances described above. Basic and diluted loss per share from discontinued operations was Euro 0.34.

•	For the first quarter, Infineon reported group net loss of Euro 404 million, and basic and diluted loss per share of Euro 0.50.

	3 months ended	year-on-year	3 months ended	sequential	3 months ended
in Euro million	Dec 31, 07	+/- in %	Sep 30, 08	+/- in %	Dec 31, 08

Revenue	1,090	(24)	1,153	(28)	830
Organic growth on constant currency (in%)	—	(26)	—	(32)	—
Segment Result	80	– – –	59	– – –	(102)
Income (loss) from continuing operations	48	– – –	(297)	61	(116)
Loss from discontinued operations, net of tax	(577)	50	(587)	51	(288)

Net loss	(529)	24	(884)	54	(404)

Basic and diluted earnings (loss) per share from continuing operations (in Euro)	0.05	– – –	(0.45)	64	(0.16)

Basic and diluted loss per share from discontinued operations	(0.60)	43	(0.50)	32	(0.34)

Basic and diluted loss per share (in Euro)	(0.55)	9	(0.95)	47	(0.50)

OUTLOOK FOR THE SECOND QUARTER OF THE 2009 FISCAL YEAR
•	Due to the continued market slow-down, Infineon has relatively limited visibility with respect to its revenue development. The company currently expects sales for the second quarter to decrease by approximately 10 percent from the first quarter due to ongoing weak demand and inventory corrections at customers.

•	Infineon has implemented additional cost and cash savings measures over the course of the first quarter and will continue to do so in the second quarter. Through the savings from such measures, the company expects to limit to some extent the impact of lower sales and reduced factory loading on the bottom-line. With visibility relatively limited, Infineon expects combined Segment Result margin in the range of a negative mid-to-high teens percentage for the second quarter.

*	Please refer to page 1 of this news release for a discussion of the company’s use of the financial measure Segment Result.

N e w s R e l e a s e / P r e s s e i n f o r m a t i o n
Infineon reports results for the first quarter of the 2009 fiscal year
Neubiberg, Germany — February 6, 2009 — Infineon Technologies AG (FSE/NYSE: IFX) today reported results for the first quarter of the 2009 fiscal year ended December 31, 2008. Infineon prepares its result in accordance with International Financial Reporting Standards (IFRS).
Infineon’s revenues in the first quarter were Euro 830 million, down 28 percent sequentially and 24 percent year-over-year. The sequential decrease reflects a decline in revenues in all of the company’s operating segments due to significantly lower demand as a result of the global economic slow-down and inventory corrections throughout the electronics supply-chain. The company’s Automotive and Wireless Solutions segments were most severely affected. Overall, the company’s revenues were slightly better than forecasted, largely due to the stronger U.S. dollar against the Euro. Excluding effects of currency fluctuations, primarily between the U.S. dollar and the Euro, and acquisitions and divestitures, revenues decreased 32 percent sequentially and 26 percent year-over-year.
Beginning October 1, 2008, Infineon’s Management Board uses Segment Result to assess the operating performance of the company’s reportable segments and as a basis for allocating resources among the segments. Infineon’s combined Segment Result was negative Euro 102 million in the first quarter, compared to positive Euro 59 million in the fourth quarter of the 2008 fiscal year. First quarter Segment Result was better than expected as a result of higher than forecasted revenues and very good progress with cost reductions under the company’s IFX10+ cost-reduction program. For additional details, including a definition and a reconciliation of total Segment Result to “Operating Income (Loss)” in the condensed consolidated statements of operations, please see the table on page 7 of this release.
Net loss from continuing operations for the first quarter was Euro 116 million, resulting in basic and diluted loss per share from continuing operations of Euro 0.16. For the prior quarter, net loss from continuing operations was Euro 297 million, and basic and diluted loss per share from continuing operations was Euro 0.45.
The loss from discontinued operations, net of tax, was Euro 288 million for the first quarter. This loss consisted of Euro 93 million in connection with the recognition of currency translation effects primarily related to Qimonda’s sale of its interest in Inotera to Micron and of Euro 195 million in provisions and allowances following Qimonda’s filing of an application to open insolvency proceedings. Basic and diluted loss per share from discontinued operations was Euro 0.34.
For the first quarter, Infineon reported group net loss of Euro 404 million, and basic and diluted loss per share of Euro 0.50.
In line with an overall effort to focus on liquidity management, the company reduced its investment in property, plant and equipment and intangible assets, including capitalized development costs to only Euro 40 million for the quarter. In addition, Infineon reduced net working capital by Euro 79 million. Hence, free cash outflow could be contained to negative Euro 22 million for the quarter despite cash outflow in connection with the IFX10+ program of Euro 25 million. The company also repurchased a total nominal amount of Euro 117 million of its convertible and exchangeable bonds during the quarter.
Infineon’s IFX10+ cost-reduction program
In the first quarter of the 2009 fiscal year, Infineon made very good progress with cost reductions under the IFX10+ program, mainly in operating expenses, where the company saved approximately Euro 45 million during the quarter compared to the expense run-rate of the prior quarter. In that context, the company has also made progress with regards to headcount reductions. By the end of December 2008, the company had reached agreements regarding or had already effected separation with respect to approximately 85 percent of the announced workforce reduction.
In response to continuing weak demand worldwide in all of the company’s target markets, Infineon has identified additional savings potential from a combination of measures that have already been implemented or will be implemented shortly. Amongst others, the company has introduced reduced work hours in the company’s German production sites Regensburg and Dresden, has changed its bonus schemes for the 2009 fiscal year and has issued a new and very stringent travel policy. In addition, Infineon exited the employers’ union in November 2008 in order to achieve more flexibility in wage adjustments. Infineon does not expect to incur additional expenses or cash outflows in relation to the additional measures mentioned above. Infineon originally announced expected annualized savings of at least Euro 200 million, and then increased this target in December to at least Euro 250 million. As a result of substantial additional cost reductions and cash savings, including those mentioned above, the company now targets total annual savings of Euro 600 million. These savings include approximately Euro 200 million in operating expenses and Euro 400 million savings related to manufacturing operations. Of the savings in manufacturing operations, Euro 300 million have been designed to offset at least in part the cost impact of lower loading of the manufacturing sites caused by the downturn.
In addition to the savings mentioned above, the company is reducing its 2009 fiscal year budget for investment in property, plant and equipment and intangible assets, including capitalized development costs, to approximately Euro 200 million, compared to the Euro 250 million that was originally budgeted.
Infineon’s outlook for the second quarter of the 2009 fiscal year
The drastic slow-down in world economic demand that started in the first quarter of the 2009 fiscal year is expected to continue to have a severe impact on overall demand levels in the second quarter. In addition, the company anticipates that inventory reductions throughout the entire electronics supply chain will continue. As such, the company has relatively limited visibility with respect to the revenue development, even in the second quarter. Within the limits of that low visibility, the company currently expects revenues from continuing operations for the second quarter to decrease by approximately 10 percent compared to the first quarter. After the significant decrease in demand in the Automotive and Wireless Solutions segments in the first quarter, the company expects these segments to be more resilient in the second quarter compared to the first quarter. By contrast, the three other segments, Industrial & Multimarket, Chip Card & Security and Wireline Communications, are expected to be more severely affected by the continuing slow-down in the second quarter.
Additional savings measures implemented under the IFX10+ program are expected to result in substantial additional cost and cash savings over and above the savings levels realized in the prior quarter. As a consequence of continued sales declines and an aggressive reduction in factory loading in order to reduce inventory, Infineon expects combined Segment Result margin in the second quarter to be within the range of a negative mid-to-high teens percentage. Without the additional measures described above, the impact of lower sales and factory loading on the bottom-line would have been significantly more severe.
Following Qimonda’s insolvency filing, Infineon expects to deconsolidate Qimonda in the second quarter. In this context, the company anticipates that it will recognize accumulated losses related to unrecognized currency translation effects related to Qimonda. As of December 31, 2008, the amount of such accumulated losses totalled approximately Euro 100 million. The recognition of such accumulated losses will not have any impact on Infineon’s shareholders’ equity.
“Despite extremely challenging market conditions, our first quarter results held up reasonably well, largely due to very good progress with our IFX10+ program. We successfully focused on liquidity management, contained cash outflows and lowered our debt”, said Peter Bauer, CEO of Infineon Technologies AG. “In the second quarter, market conditions will unfortunately worsen further. Responding to this challenge, we are reducing our cost and CapEx levels further. We will continue to focus on cash flows by reducing inventory levels and fab loading even further and by managing working capital tightly.”
Qimonda
On January 23, 2009, Qimonda AG and its wholly owned subsidiary Qimonda Dresden oHG filed an application at the Munich Local Court to open insolvency proceedings. Infineon’s beneficial ownership interest in Qimonda is 77.5 percent. Following Qimonda’s insolvency filing, Infineon may be exposed to a number of significant liabilities relating to the Qimonda business, including pending antitrust and securities law claims, potential claims for repayment of governmental subsidies received, and employee-related contingencies. In the first quarter of the 2009 fiscal year, Infineon has increased its provisions and allowances by Euro 195 million. This amount covers those contingencies that management believes are likely to occur and can be estimated with reasonable accuracy at this time. There can be no assurance that such provisions and allowances recorded will be sufficient to cover all liabilities that may ultimately be incurred in relation to these matters. Infineon anticipates that the majority of any potential cash obligations the company may have in connection with these matters would be payable, if at all, in periods after the 2009 fiscal year.
Effective March 31, 2008, Infineon reclassified the assets and liabilities of Qimonda as held for disposal in its condensed consolidated balance sheets. As a consequence, the individual line items in the condensed consolidated statements of operations on page 7 of this release reflect Infineon’s continuing operations without Qimonda. All results relating to Qimonda are reported in the line item “Income (loss) from Discontinued Operations, net of tax”. The net book value of Infineon’s interest in Qimonda in Infineon’s condensed consolidated balance sheet as of December 31, 2008 has been recorded at the estimated fair value less costs to sell.
Segments’ performance for the first quarter of the 2009 fiscal year

Revenue and Segment Result	3 months ended	year-on-year	3 months ended	sequential	3 months ended	in % of
in Euro million	Dec 31, 2007	+/- in %	Sep 30, 2008	+/- in %	Dec 31, 2008	revenue

Revenue	1,090	(24)	1,153	(28)	830	100
Organic growth on constant currency basis	—	(26)	—	(32)	—
Total Segment Result	80	—	59	—	(102)

Automotive (ATV)	310	(34)	312	(34)	206	25
Organic growth on constant currency basis	—	(36)	—	(36)	—
ATV Segment Result	23	—	21	—	(56)

Industrial & Multimarket (IMM)	291	(20)	325	(28)	234	28
Organic growth on constant currency basis	—	(16)	—	(30)	—
IMM Segment Result	26	(92)	56	(96)	2

Chip Card & Security (CCS)	116	(22)	115	(21)	91	11
Organic growth on constant currency basis	—	(27)	—	(27)	—
CCS Segment Result	17	—	6	—	(1)

Wireless Solutions (WLS)	253	(22)	286	(31)	197	24
Organic growth on constant currency basis	—	(27)	—	(37)	—
WLS Segment Result	18	—	3	—	(44)

Wireline Communications (WLC)	103	(15)	104	(15)	88	11
Organic growth on constant currency basis	—	(20)	—	(22)	—
WLC Segment Result	4	(50)	—	+++	2

Other Operating Segments (OOS)	64	(88)	21	(62)	8	1
OOS Segment Result	2	—	(6)	83	(1)

Corporate and Eliminations (C&E)	(47)	+++	(10)	+++	6
C&E Segment Result	(10)	60	(21)	81	(4)

In the first quarter, revenues in the Automotive segment decreased significantly compared to the prior quarter due to the worsening global recession, significant production cuts in the automotive markets worldwide and resulting inventory corrections at customers. Automotive Segment Result swung to a loss, mainly due to the significant decline in revenues and the drop in factory loading, which could only be partially offset by savings realized under the IFX10+ program.
Industrial & Multimarket segment’s revenues in the first quarter also decreased significantly sequentially due to the worsening global recession, a significant slow-down in worldwide demand in the consumer, computing and telecom markets and resulting inventory corrections in the supply-chain. Industrial & Multimarket Segment Result remained positive, but decreased significantly compared to the prior quarter, mainly due to the decline in revenues and lower production levels, which could only be partially offset by savings the segment has realized under the IFX10+ cost-reduction program.
Revenues of the Chip Card & Security segment decreased quarter-over-quarter, mostly due to inventory corrections at major customers and seasonal weakness amidst an overall weak demand environment. Chip Card & Security recorded a slightly negative Segment Result compared to positive Segment Result in the prior quarter, mainly due to the decline in revenues which could only be partially offset by the IFX10+ measures.
In the first quarter, revenues in the Wireless Solutions segment decreased significantly on a sequential basis, mainly due to the drastic market slow-down and inventory corrections at customers. In particular, one HSDPA customer reduced demand after its high level of demand in the fourth quarter of the 2008 fiscal year. Wireless Solutions recorded a negative Segment Result, mainly due the significant decline in revenues and an increase in idle cost which could only be partially offset by the measures the segment has implemented under the IFX10+ cost-reduction program.
The Wireline Communications segment’s revenues in the first quarter decreased compared to the prior quarter, mostly due to the decrease in demand reflecting the economic slow-down and inventory corrections in the supply chain. Wireline Communications Segment Result was positive. Compared to the prior quarter, Segment Result increased despite lower revenues, mainly driven by the IFX10+ measures.
Major business highlights of Infineon’s segments in the first quarter of the 2009 fiscal year can be found in this document after the financial tables.
All figures are preliminary and unaudited.
Analyst and press telephone conferences
Infineon Technologies AG will conduct a telephone conference (in English only) with analysts and investors on February 6, 2009, at 10:00 a.m. Central European Time (CET), 4:00 a.m. Eastern Standard Time (U.S. EST), to discuss operating performance during the first quarter of the 2009 fiscal year. In addition, the Infineon Management Board will host a press telephone conference with the media at 11:30 a.m. (CET), 5:30 a.m. (U.S. EST). It can be followed in German and English over the Internet. Both conferences will be available live and for download on the Infineon web site at http://corporate.infineon.com.
IFX financial and trade fair calendar (*preliminary date)
➢	Feb 12, 2009 2009 Annual General Meeting of Shareholders
➢	Feb 17, 2009 Analyst Presentation at the Mobile World Congress in Barcelona
➢	Apr 30, 2009* Earnings Release for the Second Quarter of the 2009 Fiscal Year
➢	Jul 29, 2009* Earnings Release for the Third Quarter of the 2009 Fiscal Year
➢	Nov 19, 2009* Earnings Release for the Fourth Quarter and Full 2009 Fiscal Year
New in the IFX pod cast section at www.infineon.com/podcast
➢	IP multimedia subsystem (IMS)
➢	One chip — 100 million mobile phones

FINANCIAL INFORMATION
According to IFRS — Preliminary and Unaudited
Condensed Consolidated Statements of Operations

	3 months ended
in Euro million	Dec 31, 07	Sep 30, 08	Dec 31, 08

Revenue	1,090	1,153	830
Cost of goods sold	(705)	(780)	(678)

Gross profit	385	373	152

Research and development expenses	(181)	(174)	(149)
Selling, general and administrative expenses	(136)	(150)	(112)
Other operating income	33	17	3
Other operating expense	(19)	(315)	(11)

Operating income (loss)	82	(249)	(117)

Financial income	18	21	60
Financial expense	(40)	(57)	(56)
Income from investments accounted for using the equity method, net	—	1	1

Income (loss) from continuing operations before income taxes	60	(284)	(112)

Income tax expense	(12)	(13)	(4)

Income (loss) from continuing operations	48	(297)	(116)

Loss from discontinued operations, net of income taxes	(577)	(587)	(288)

Net loss	(529)	(884)	(404)

Attributable to:
Minority interests	(120)	(173)	(30)
Shareholders of Infineon Technologies AG	(409)	(711)	(374)

Basic and diluted earnings (loss) per share attributable to shareholders of Infineon Technologies AG (in Euro)*:

Weighted average shares outstanding (in million) — basic and diluted	750	750	750

Basic and diluted earnings (loss) per share from continuing operations	0.05	(0.45)	(0.16)

Basic and diluted loss per share from discontinued operations	(0.60)	(0.50)	(0.34)

Basic and diluted loss per share	(0.55)	(0.95)	(0.50)

*	Quarterly earnings (loss) per share may not add up to year-to-date earnings (loss) per share due to rounding.
Segment Result
We define Segment Result as operating income (loss) excluding asset impairments, restructuring and other related closure costs, share-based compensation expense, acquisition-related amortization and gains (losses), gains (losses) on sales of assets, businesses, or interests in subsidiaries, and other income (expense), including litigation settlement costs. Gains (losses) on sales of assets, businesses, or interests in subsidiaries, include, among others, gains or losses that may be realized from potential sales of Qimonda shares or other investments and activities.

	3 months ended
in Euro million	Dec 31, 07	Sep 30, 08	Dec 31, 08

Operating Income (Loss)	82	(249)	(117)
Asset impairments	—	132	—
Restructuring and other related closure costs	3	176	3
Share-based compensation expense	1	1	—
Acquisition-related amortization and losses	9	6	6
(Gains) losses on sales of assets, businesses or interests in subsidiaries	(15)	(11)	1
Other expense (income), net	—	4	5

Total Segment Result	80	59	(102)

Segment Results

	3 months ended			3 months ended
Revenue in Euro million	Dec 31, 07	Dec 31, 08	+/- in %	Sep 30, 08	Dec 31, 08	+/- in %

Automotive	310	206	(34)	312	206	(34)
Industrial & Multimarket	291	234	(20)	325	234	(28)
Chip Card & Security	116	91	(22)	115	91	(21)
Wireless Solutions(1)	253	197	(22)	286	197	(31)
Wireline Communications	103	88	(15)	104	88	(15)
Other Operating Segments(2)	64	8	(88)	21	8	(62)
Corporate and Eliminations(3)	(47)	6	+++	(10)	6	+++

Total	1,090	830	(24)	1,153	830	(28)

	3 months ended			3 months ended
Segment Result in Euro million	Dec 31, 07	Dec 31, 08	+/- in %	Sep 30, 08	Dec 31, 08	+/- in %

Automotive	23	(56)	– – –	21	(56)	– – –
Industrial & Multimarket	26	2	(92)	56	2	(96)
Chip Card & Security	17	(1)	– – –	6	(1)	– – –
Wireless Solutions	18	(44)	– – –	3	(44)	– – –
Wireline Communications	4	2	(50)	-	2	+++
Other Operating Segments	2	(1)	– – –	(6)	(1)	83
Corporate and Eliminations	(10)	(4)	60	(21)	(4)	81

Total Segment Result	80	(102)	– – –	59	(102)	– – –

(1)	Includes revenue of €7 million for the three months ended December 31, 2007, €1 million for the three months September 30, 2008 and €1 million for the three months ended December 31, 2008, from sales of wireless communication applications to Qimonda.

(2)	Includes revenue of €36 million for the three months ended December 31, 2007 and €1 million for the three months ended September 30, 2008, from sales of wafers from Infineon’s 200-millimeter facility in Dresden to Qimonda under a foundry agreement.

(3)	Includes the elimination of revenue of €43 million for the three months ended December 31, 2007, €2 million for the three months ended September 30, 2008, and €1 million for the three months ended December 31, 2008, since these revenue are not expected to be part of the Qimonda disposal plan.
Infineon Regional Sales Development

	3 months ended
Regional sales in %	Dec 31, 07	Sep 30, 08	Dec 31, 08

Germany	20%	21%	20%
Other Europe	18%	18%	17%
North America	13%	9%	12%
Asia/Pacific	42%	46%	44%
Japan	5%	4%	6%
Other	2%	2%	1%

Total	100%	100%	100%

Europe	38%	39%	37%

Outside Europe	62%	61%	63%

Employees

	Dec 31, 07	Sep 30, 08	Dec 31, 08

Infineon (1)	29,840	29,119	28,025
Qimonda (2)	13,630	12,224	11,079

Total	43,470	41,343	39,104

(1)	As of December 31, 2007, September 30, 2008 and December 31, 2008, 6,426, 6,273, and 6,165 employees, respectively, were engaged in research and development.

(2)	As of December 31, 2007, September 30, 2008 and December 31, 2008, 2,563, 2,091 and 1,707 Qimonda employees, respectively, were engaged in research and development.

Condensed Consolidated Balance Sheets

in Euro million	Sep 30, 08	Dec 31, 08

Assets
Current assets:
Cash and cash equivalents	749	647
Available-for-sale financial assets	134	132
Trade and other receivables	799	521
Inventories	665	661
Income tax receivable	29	19
Other current financial assets	19	49
Other current assets	124	127
Assets classified as held for disposal	2,129	1,933

Total current assets	4,648	4,089

Property, plant and equipment	1,310	1,208
Goodwill and other intangible assets	443	428
Investments accounted for using the equity method	20	21
Deferred tax assets	400	411
Other financial assets	133	111
Other assets	28	21

Total assets	6,982	6,289

in Euro million	Sep 30, 08	Dec 31, 08

Liabilities and shareholders’ equity
Current liabilities:
Short-term debt and current maturities of long-term debt	207	212
Trade and other payables	506	317
Current provisions	424	439
Income tax payable	87	99
Other current financial liabilities	63	77
Other current liabilities	263	231
Liabilities associated with assets classified as held for disposal	2,123	1,927

Total current liabilities	3,673	3,302

Long-term debt	963	860
Pension plans and similar commitments	43	42
Deferred tax liabilities	19	33
Long-term provisions	27	113
Other financial liabilities	20	3
Other liabilities	76	73

Total liabilities	4,821	4,426

Shareholders’ equity:
Ordinary share capital	1,499	1,499
Additional paid-in capital	6,008	6,008
Accumulated deficit	(5,252)	(5,626)
Other components of equity	(164)	(79)

Total equity attributable to shareholders of Infineon Technologies AG	2,091	1,802

Minority interests	70	61

Total equity	2,161	1,863

Total liabilities and equity	6,982	6,289

Condensed Consolidated Statements of Cash Flows
Gross and Net Cash Position*
Infineon defines gross cash position as cash and cash equivalents and available-for-sale financial assets, and net cash position as gross cash position less short-term debt and current maturities of long-term debt, and long-term debt. Since Infineon holds a substantial portion of its available monetary resources in the form of readily available-for-sale financial assets, which for IFRS purposes are not considered to be “cash”, it reports its gross and net cash positions to provide investors with an understanding of the Company’s overall liquidity. The gross and net cash position is determined as follows from the condensed consolidated balance sheets, without adjustment to the IFRS amounts presented:

* Includes only amounts from continuing operations.

in Euro million	Dec 31, 07	Sep 30, 08	Dec 31, 08

Cash and cash equivalents	1,003	749	647
Available-for-sale financial assets	711	134	132

Gross Cash Position	1,714	883	779

Less: short-term debt and current maturities of long-term debt	329	207	212
long-term debt	1,405	963	860

Net Cash Position	(20)	(287)	(293)

Free Cash Flow*
Infineon defines free cash flow as net cash from operating and investing activities excluding purchases or sales of available-for-sale financial assets. Since Infineon holds a substantial portion of its available monetary resources in the form of available-for-sale financial assets, and operates in a capital intensive industry, it reports free cash flow to provide investors with a measure that can be used to evaluate changes in liquidity after taking capital expenditures into account. Free cash flow is not intended to represent the residual cash flow available for discretionary expenditures, since debt service requirements or other non-discretionary expenditures are not deducted. The free cash flow is determined as follows from the condensed consolidated cash flow statements:

* Includes only amounts from continuing operations.

	3 months ended
in Euro million	Dec 31, 07	Sep 30, 08	Dec 31, 08

Net cash provided by operating activities from continuing operations	118	275	5
Net cash provided by (used in) investing activities from continuing operations	(712)	92	(22)
Thereof: Proceeds from (sales of) available-for-sale financial assets	324	(273)	(5)

Free Cash Flow	(270)	94	(22)

Condensed Consolidated Statements of Cash Flows (3 months ended)

	December 31,	December 31,
	2007	2008
	(€ millions)	(€ millions)

Net loss	(529)	(404)
Less: net loss from discontinued operations	577	288

Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Depreciation and amortization	147	145
Provision for doubtful accounts	—	1
Gains on sales of businesses and interests in subsidiaries	(28)	(1)
Losses (gains) on disposals of property, plant, and equipment	13	—
Income from investments accounted for using the equity method	—	(1)
Stock-based compensation	1	—
Deferred income taxes	—	3
Trade and other receivables	70	250
Inventories	(28)	5
Other current assets	(7)	(46)
Trade and other payables	(75)	(179)
Provisions	(29)	(66)
Other current liabilities	(16)	(5)
Other assets and liabilities	19	(8)
Interest received	8	9
Interest paid	(9)	(7)
Income tax received (paid)	4	21

Net cash provided by operating activities from continuing operations	118	5

Net cash used in operating activities from discontinued operations	(127)	(354)

Net cash used in operating activities	(9)	(349)

Cash flows from investing activities:
Purchases of available-for-sale financial assets	(324)	—
Proceeds from sales of available-for-sale financial assets	—	5
Proceeds from sales of businesses and interests in subsidiaries	36	—
Business acquisitions, net of cash acquired	(316)	13
Purchases of intangible assets, and other assets	(13)	(11)
Purchases of property, plant and equipment	(98)	(29)
Proceeds from sales of property, plant and equipment	3	—

Net cash used in investing activities from continuing operations	(712)	(22)

Net cash provided by (used in) investing activities from discontinued operations	(64)	307

Net cash provided by (used in) investing activities	(776)	285

Cash flows from financing activities:
Net change in short-term debt	—	10
Net change in related party financial receivables and payables	(3)	(2)
Proceeds from issuance of long-term debt	102	1
Principal repayments of long-term debt	(9)	(84)
Change in restricted cash	—	(1)
Dividend payments to minority interests	(65)	—
Capital contribution	—	(5)

Net cash provided by (used in) financing activities from continuing operations	25	(81)

Net cash provided by (used in) financing activities from discontinued operations	(38)	19

Net cash used in financing activities	(13)	(62)

Net decrease in cash and cash equivalents	(798)	(126)
Effect of foreign exchange rate changes on cash and cash equivalents	(8)	(9)
Cash and cash equivalents at beginning of period	1,809	1,171
Cash and cash equivalents at end of period	1,003	1,036
Less: Cash and cash equivalents at end of period from discontinued operations	502	389

Cash and cash equivalents at end of period from continuing operations	501	647

Infineon business highlights for the first quarter of the 2009 fiscal year
•	ATV: In the first quarter, Infineon was selected as a “Preferred Supplier” for its 32-bit microcontroller family TriCore™ by one of the world’s leading automotive system suppliers. In addition, Infineon’s TriCore™ products were chosen by a further major Tier 1 supplier for use in powertrain applications. The company now holds an approximate market share of 25 percent of the total available market for powertrain applications. 32-bit microcontrollers help to reduce fuel consumption and emissions of cars.

•	ATV: Infineon was selected as supplier of automotive radar chips for the third-generation long range radar system of Bosch, one of the world’s largest suppliers of components for the automotive industry. Bosch intends to bring the radar systems into the midrange and compact class, where it could soon be part of a car’s standard equipment.
Energy Efficiency
•	IMM: Further expanding its leading role in fluorescent, high-intensity discharge (HID) and solid-state lighting applications, Infineon launched its next-generation smart ballast controller for use in compact fluorescent lamps, linear fluorescent T5 and T8 lamps, dimmable fluorescent lamps and emergency lighting. Today, around one third of all energy consumption is electrical energy and around 15 percent of this is consumed by lighting, creating a growing demand for efficient lighting systems. The new lamp ballast controller has been selected by a number of the world’s leading lighting manufacturers.
Communications
•	WLS: In January 2009, Infineon won the Innovation Award of German Industry for the best technological innovation in the category of “large-scale enterprises” for its X-GOLD™101 mobile phone chip. This chip enables making a simple mobile phone from a single-chip, cutting mobile phone manufacturers’ costs by over 30 percent. It is the second time Infineon has received this prestigious award.

•	WLS: Infineon announced its third-generation ultra-low-cost (ULC) mobile phone chips. The X-GOLD™110 is the industry’s most integrated and cost-effective one-chip solution for GSM/GPRS ultra low-cost phones. The bill of material for mobile phone manufacturers is 20 percent lower compared to existing GSM/GPRS solutions. The new platform supports color display, MP3 playback, FM Radio, and USB charging, and is prepared for Dual-SIM and camera solutions.

•	WLS: Infineon announced first samples of the second generation of Long-Term-Evolution (LTE) RF transceiver. The SMARTi™ LU is a single-chip 65-nanometer CMOS RF transceiver providing LTE/3G/2G functionality with digital baseband interface for data rates up to 150 Megabit per second in LTE networks. In addition, the company announced the third generation of its 3G RF transceiver family SMARTi™ UE. The SMARTi™ UEmicro is optimized for lowest cost 3G designs and enables a 40 percent lower bill of material than available solutions on the market.

•	WLC: Infineon expects to benefit from the China 3G mobile license awards. As a leading player in the Mobile Backhauling market, the company anticipates its products to be deployed in the WCDMA, TD-SCDMA, and CDMA2000 networks.

•	IMM: Reaffirming its position as an innovative pioneer in ultra-low capacitance and miniature transient voltage suppression (TVS) diodes, Infineon began offering in high volume the world’s smallest TVS diode for the protection of antennas in the latest electronic equipment. Applications include GPS, mobile TV, FM radio, and vehicles’ Remote Keyless Entry (RKE) and Tire Pressure Monitoring Systems (TPMS).
Security
•	CCS: Infineon was again recognized as an innovator in the chip card industry and awarded the Sesame Award 2008 in the category of Best Hardware for its latest 16-bit security microcontroller family SLE 78, which incorporates brand new digital security features and was recently launched. This is the fifth time Infineon has received the prestigious Sesame Award for Best Hardware Innovation.

•	CCS: Infineon further expanded its position in the electronic ID market and will be one of the chip suppliers for Turkey’s new electronic citizen ID card. The company has already delivered the first units for the pilot. Upon the completion of the pilot, nation-wide implementation is expected to start in 2010 and last until 2013. The electronic ID card is going to replace the current paper based identification document and is planned to cover about 80 percent of the 70 million citizens of Turkey.

About Infineon
Infineon Technologies AG, Neubiberg, Germany, offers semiconductor and system solutions addressing three central challenges to modern society: energy efficiency, communications, and security. In the 2008 fiscal year (ending September), the company reported sales of Euro 4.3 billion with approximately 29,100 employees worldwide in continuing operations. With a global presence, Infineon operates through its subsidiaries in the U.S. from Milpitas, CA, in the Asia-Pacific region from Singapore, and in Japan from Tokyo. Infineon is listed on the Frankfurt Stock Exchange and on the New York Stock Exchange (ticker symbol: IFX).
D I S C L A I M E R
This press release includes forward-looking statements about the future of Infineon’s business and the industry in which we operate. These include statements relating to general economic conditions, future developments in the world semiconductor market (including the market for memory products), our ability to manage our costs and to achieve our savings and growth targets, the resolution of Qimonda’s insolvency proceedings and the liabilities we may face as a result of Qimonda’s insolvency, the benefits of research and development alliances and activities, our planned levels of future investment, the introduction of new technology at our facilities, the continuing transitioning of our production processes to smaller structure sizes, and our continuing ability to offer commercially viable products.
These forward-looking statements are subject to a number of uncertainties, including broader economic developments, trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with partners, the success of our efforts to introduce new production processes at our facilities, the actions of competitors, the availability of funds, the outcome of antitrust investigations and litigation matters, and actions by Qimonda and its creditors and other interested parties, as well as the other factors mentioned in this press release and those described in the “Risk Factors” section of the annual report of Infineon on Form 20-F filed with the U.S. Securities and Exchange Commission on December 29th, 2008.
As a result, Infineon’s actual results could differ materially from those contained in these forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements. Infineon does not undertake any obligation to publicly update or revise any forward-looking statements in light of developments which differ from those anticipated.
For the Finance and Business Press: INFXX200902.031e

Worldwide Headquarters:	Name:	Phone:	Email:
Media Relations	Kay Laudien	+49 89 234 28481	kay.laudien@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com